WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Dynamic Long/Short U.S. Equity Index and

Dynamic Bearish U.S. Equity Index

Last Updated September 2015

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for Dynamic Long/Short U.S. Equity Index and Dynamic Bearish U.S. Equity Index

1.	Index Overview and Description

The WisdomTree Dynamic Long/Short U.S. Equity Index and WisdomTree Dynamic Bearish U.S. Equity Index [referred to as “the Indexes”] were developed by WisdomTree Investments (WTI).

The long portion of the Indexes is reconstituted on a quarterly basis, while the short portion of the Indexes is reset on a monthly basis. For the Dynamic Long/Short U.S. Equity Index, the short position is variable, ranging from 0% to 100% and for the Dynamic Bearish U.S. Equity Index, the short position ranges from 75% to 100% and is implemented based on a quantitative rules-based approach on a monthly basis after the close of trading on the second business day of the month.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Indexes are calculated using primary market prices and are generally calculated in U.S. dollars [unless stated otherwise].

WisdomTree Dynamic Long/Short U.S. Equity Index

Eligible Long securities will be grouped by sector and will be selected based on a sector-specific grading mechanism which scores securities based on fundamental growth and value variables. The growth and value indicators are determined using the following criteria: the growth indicator is based on the change of the profit margin and profit quality of the U.S. universe; the value indicator is based on the value of the price multiples of U.S. universe. The 100 securities with the highest scores will be selected for the long portion of the Index.

The short positions of the Index consist of the 500 largest U.S. companies in the U.S. The short position is variable, ranging from 0% to 100% and will be implemented based on a quantitative rules-based approach on a monthly basis. The rules-based trigger is a market indicator that scores growth and value market signals. During times when the market indicator shows attractive readings on valuation and growth characteristics, the strategy is unhedged with no short position. During times when the market indicator shows unattractive readings on valuation and growth characteristics, the strategy seeks to hedge market risk through increased exposure to short positions in the Index.

WisdomTree Dynamic Bearish U.S. Equity Index

The WisdomTree Dynamic Bearish U.S. Equity Index comprises long and short positions. Long positions in the Index will consist of either the 100 U.S. large-capitalization stocks that meet eligibility requirements and have the best attributes based on fundamental growth and value variables or U.S. Treasury Bills. Eligible Long securities will be grouped by sector and will be selected based on a sector-specific grading mechanism which scores securities based on fundamental growth and value variables. The index will invest in U.S. Treasury Bills when growth and value variables are deemed unattractive.

The short position—or hedge—on the index will be added on a monthly basis so that the hedge ranges from 75% to 100%, depending on market conditions. The short portion of the Index will consist of the largest 500 U.S. companies by market capitalization.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the long portion of the Index, component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on the New York Stock Exchange (NYSE) or the NASDAQ Global or the NASDAQ Global Select Market (together, the “three major exchanges”), be incorporated and headquartered in the United States. Companies need to have a market capitalization of at least $2 billion by the Screening Date; shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the Screening Date.

Common stocks, REITs and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), tracking stocks, mortgage REITs and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

2.2	Base Date and Base Value

The WisdomTree Dynamic Long/Short U.S. Equity Index and the WisdomTree Dynamic Bearish U.S. Equity Index were established with a base value of 200 on [SPDJI will determine the date.]

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Dynamic Long/Short U.S. Equity Index and Dynamic Bearish U.S. Equity Index:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Indexes are calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The WisdomTree Dynamic Long/Short U.S. Equity Index and WisdomTree Dynamic Bearish U.S. Equity Index are volatility weighted indexes to give more weight to stocks with lower volatility.

Long Portion of the Index Weighting:

Sectors are weighted to be sector neutral relative to the 500 largest stocks in the U.S. universe and stocks within the sector are weighted using standard deviation and beta. The weighting calculation is 1/(Standard deviation multiplied by beta). A maximum variance of 5x is maintained between the highest weighted stock and the lowest weighted stock within each sector.

Short Portion of the Index is free-float market capitalization weighted.

The Weighting Date is when component weights are set and it occurs on the first Friday of the rebalance month. The changes will go into effect before the opening of trading on the first Monday following the second Friday of the rebalance month.

During rebalance, the Index will undergo the following process:

1)	Each stock in each sector is graded based on the specific factors for that sector

2)	Stocks are removed and added to the sector based on assigned grades

3)	The total amount for Long investment is calculated, including the current value of the stocks and dividends distributed during the previous month

4)	Within each sector, the weights are calculated for each stock and quantities are calculated based on the amount for long investment. If the required quantity is greater than the average daily volume of the stock, it is skipped.

5)	The amount of short hedging is calculated based on growth and value market indicators.

The Index will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the second Friday of January, April, July and October. No additions are made to the Indexes between annual reconstitutions, except in the cases of certain Spin-Off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Indexes are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

[1]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

Selection parameters for the Indexes are defined in section 2.1. Companies that pass these selection criteria as of the Screening Date are included in the Indexes. The component companies are assigned weights in the Indexes as defined in section 2.4., and annual reconstitution of the Indexes takes effect as defined in section 3.1.